UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission file number: 001-39087

Youdao, Inc.

(Exact Name of Registrant as Specified in Its Charter)

No. 399, Wangshang Road, Binjiang District

Hangzhou 310051, People’s Republic of China

+86 0571-8985-2163

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youdao, Inc.

Date: April 27, 2023	By:	/s/ Feng Zhou
		Name:	Feng Zhou
		Title:	Chief Executive Officer, Director